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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richard James & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

548 Derby Drive South
(No. and Street)

Oceanside	New York	11572
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Dolan 516-581-5940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower, LLC
(Name – *if individual, state last, first, middle name*)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC - 6 2017
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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RICHARD JAMES & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

PUBLIC

OATH OR AFFIRMATION

I, James Dolan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richard James & Associates, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Richard James & Associates, Inc.

We have audited the accompanying statement of financial condition of Richard James & Associates, Inc. as of December 31, 2016. This financial statement is the responsibility of Richard James & Associates, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Richard James & Associates, Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 27, 2017

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands


IAPA
INTERNATIONAL

RICHARD JAMES & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash		$ 81,600
Other assets		6,866
TOTAL ASSETS		$ 88,466

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities		$ 24,000
SHAREHOLDER'S EQUITY		
Common stock, no par value; 200 shares authorized, issued and outstanding, at stated value.	$ 131,000	
Accumulated deficit	(66,534)	
TOTAL SHAREHOLDER'S EQUITY		64,466
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 88,466

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Richard James & Associates, Inc. (the "Company") was organized in the State of New York on August 14, 2013 and on July 8, 2014 became registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA".) The Company is a wholly owned subsidiary of Nitro Holdings Corp. The Company is exempt from SEC rule 15c3-3 under Section k(2)(i).

Subsequent to year end 2015, the Company entered into negotiations for the sale of the common stock of the Company. Prospective ownership is awaiting FINRA's approval of the continuing membership application to effectuate the sale for regulatory purposes. In connection with the pending sale, the potential acquirer advanced approximately $19,000 to the Company which is included in accrued expenses and other liabilities in the accompanying statement of financial condition.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain recorded amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenue and expenses for the period reported. Accordingly, actual results could differ from those estimates.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

The Company records commission revenue and expenses on a trade date basis.

FASB ASC – Financial Accounting Standards Board, Accounting Standards Codification 820, Fair Value Measurement (ASC 820).

2. INCOME TAXES

The Company is recognized as a "C" Corporation by the Internal Revenue Service. Net operating loss carryforwards of approximately $28,000 exist which will expire December 31, 2036.

Uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2013, 2014, 2015 and 2016. As of December 31,2016 management has determined that there are no material uncertain income tax positions.

3. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2016, the Company had not entered into any subordinated loans agreements.

4. COMMITMENTS AND CONTINGENCIES

As of December 31, 2016, the Company is not party to or subject to any adverse legal action.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2016, the Company had net capital of $57,600 which exceeded the minimum requirement of $5,000 by $52,600. The Company's ratio of aggregate indebtedness to net capital was .42 to 1.

6. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.